UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-41999

Linkers Industries Limited

(Registrant’s Name)

Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A, Kawasan Perusahaan MIEL

Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On March 16, 2026, Linkers Industries Limited (the “Company”) notified The Nasdaq Stock Market, LLC (“Nasdaq”), that it intends to follow its home country practice in lieu of the following Nasdaq Rules:

●	Rule 5620, which requires the holding of an annual meeting of shareholders no later than one year after each fiscal year-end;

●	Rule 5635(a) and (d), which require shareholder approval prior to an issuance of securities in connection with the acquisition of the stock or assets of another company, and with any transactions other than public offerings; and

●	Rule 5250(b)(3), which requires disclosure of third party director and nominee compensation.

On March 16, 2026, the Company also entered into a share subscription agreement with Man Tak Lau (the “Share Subscription Agreement”), its controlling shareholder (the “Controlling Shareholder”), pursuant to which the Company has agreed to issue and allot, and the Controlling Shareholder has agreed to subscribe for, 60,000,000 Class B ordinary shares of the Company, par value US$0.00001 (the “Class B Ordinary Shares”) in the total consideration of $600 (the “Subscription”), subject to certain closing conditions. In connection with the Subscription, the board of directors of the Company approved to re-classify and re-designate 60,000,000 Class A ordinary shares, par value US$0.00001 (the “Class A Ordinary Shares”) out of the authorized but unissued Class A Ordinary Shares to Class B Ordinary Shares and adopted the fourth amended and restated memorandum and articles of association (the “New M&A”). Closing of the Subscription is conditional upon the closing of the offering under its registration statement filed with the Securities and Exchange Commission today and the successful filing of the New M&A.

Copy of the Share Subscription Agreement and the form of the New M&A are attached hereto as Exhibits 10.1 and 3.1 respectively, and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Form of the Fourth Amended and Restated Memorandum and Articles of Association of the Registrant
10.1	Share Subscription Agreement, dated as of March 16, 2026, by and between the Registrant and Man Tak Lau

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINKERS INDUSTRIES LIMITED

By:	/s/ Wai Kee Kan
Name:	Wai Kee Kan
Title:	Director and Chief Executive Officer

Date: March 16, 2026

3